

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Brian Ferdinand
Chief Executive Officer
LuxUrban Hotels Inc.
2125 Biscayne Blvd, Suite 253
Miami, FL 33137

Re: LuxUrban Hotels Inc.
Registration Statement on Form S-3
Filed September 1, 2023
File No. 333-274307

Dear Brian Ferdinand:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: James Davidson, Esq.